SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

April 14, 2011

By Edgar and Hand Delivery

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Mr. H. Christopher Owings
Mr. Ronald E. Alper

Re: West Corporation Registration Statement on Form S-1

            (File No. 333-162292)

Dear Mr. Owings:

Reference is made to the Company’s letter, dated August 6, 2010 (the “Response Letter”), responding to the comment letter, dated February 25, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to (a) Amendment No. 4 to West Corporation’s (the “Company’s”) Registration Statement on Form S-1, Registration No. 333-162292, filed on February 16, 2010 (as so amended, the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.001 per share and (b) the Company’s Current Report on Form 8-K filed, File No. 000-21771, filed on February 9, 2010. As discussed with the Staff, concurrently herewith, the Company is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) addressing the Staff’s comments in the manner described in the Response Letter and including updated financial and other information. For your convenience, four (4) courtesy copies of this letter and Amendment No. 5, which have been marked to show the changes from Amendment No. 4 to the Registration Statement as filed on February 16, 2010, are also being delivered to Mr. Ronald E. Alper.

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Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

April 14, 2011

Thank you for your prompt attention to the Company’s submission. If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan